                                             Filed by: OSI Pharmaceuticals, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933

                                           Subject Company:  Cell Pathways, Inc.
                                                 Commission File No.:  000-24889

The following information and press release were disclosed in a Current Report on Form 8-K filed by OSI Pharmaceuticals, Inc. today, March 12, 2003, with the Securities and Exchange Commission.




        On March 12, 2003, OSI Pharmaceuticals, Inc., a Delaware corporation ("OSI" or the "Company"), announced that it had entered into an agreement with an affiliate of Serono S.A., Ares Trading S.A., a Swiss corporation, under which OSI has the exclusive right to market and promote the drug Novantrone(R) (mitoxantrone hydrochloride) for all approved oncology indications in the United States. In consideration for these exclusive rights, OSI will pay
Serono initial fees totaling $55 million plus quarterly maintenance fees in return for commissions on net sales in oncology. To support Novantrone(R), OSI intends to build commercial operations to include a sales force and an associated marketing and sales management infrastructure. OSI estimates that the fiscal year 2004 commission revenues on Novantrone(R) oncology sales will be between approximately $20 million and $30 million.

        Novantrone(R) is approved by the U.S. Food and Drug Administration for the treatment of acute nonlymphocytic leukemia (ANLL), which includes myelogenous, promyelocytic, monocytic and erythroid acute leukemias, and the relief of pain associated with advanced hormone-refractory prostate cancer
(HRPC). The drug is also approved for certain advanced forms of multiple sclerosis (MS). Serono will continue to be responsible for the marketing of the multiple sclerosis indication for Novantrone(R) and book all U.S. sales in all indications. Total sales in 2002 of Novantrone(R) were approximately $80 million.

        Novantrone(R) is a synthetic antineoplastic anthracenedione used intravenously as an anti-cancer agent. The product was approved by the FDA in 1987 for ANLL and in 1996 for the relief of pain associated with HRPC. It is a DNA-reactive agent that intercalates into DNA through hydrogen bonding, causing crosslinks and strand breaks. Novantrone(R) also interferes with RNA and is a potent inhibitor of topoisomerase II, an enzyme responsible for uncoiling and repairing damaged DNA.

                    Company Strategy and Financial Update
                    -------------------------------------

        Since the return of rights to Tarceva(TM), OSI has had two primary goals for the organization:

        . First, to successfully develop, register and commercialize Tarceva(TM), hence the Genentech/Roche alliance in January 2001 and the acquisition of the oncology assets of Gilead Sciences, Inc. in December 2001 which added strong oncology development and regulatory capabilities; and

        .       Second, to build a first class oncology
                franchise around Tarceva(TM) with strong functional capabilities from discovery to commercialization, in-the-market products and a deep and diversified pipeline.

        A key element of OSI's strategy to effectuate these goals has been to secure rights to an in-the-market therapeutic product as a vehicle to enable it to establish a sales and marketing organization and continue its mission of building a first class oncology franchise ahead of the launch of Tarceva(TM). Accessing a quality product that will allow OSI to generate a credible revenue flow and build a high quality sales and marketing organization has proven to be a challenge as a result of tremendous competition for opportunities of this kind. OSI believes that it has negotiated a deal with Serono which meets its strategic goal and provides a modest annual cash-flow positive outcome by 2004 and beyond.

        Serono acquired the US rights to Novantrone(R) from Immunex Corporation, an affiliate of Amgen, Inc. in 2002. OSI believes that Novantrone(R) is a quality, well-respected oncology product with loyal users built around its two approved oncology indications: acute non-lymphocytic leukemia (ANLL, often referred to as acute mylelogenous leukemia, or AML) and the palliative relief of pain associated with advanced hormone refractory prostate cancer.

        OSI believes the following tangible and intangible benefits of this transaction, among others, warranted the decision to secure an agreement with
Serono:

        . the enhancement of the possibility for future in-licensing and regional co-promote deals for other marketed oncology products;
        . the ability to directly market in the United States its future pipeline products, thereby leading to an improved economic share of product revenues; and
        . the further validation of OSI as a quality development and commercialization partner for oncology development candidates.

        In order to rapidly establish a core capability in the commercial area, OSI intends to secure a short-term, transitional arrangement with a contract sales organization for the provision of a core of sales representatives, sales and marketing operations support personnel and core infrastructure needs. Additionally, OSI intends to recruit a corporate executive level candidate to lead the establishment of a core commercial organization.

        Re-forecasting its fiscal years 2003 and 2004 operating statements on the assumption that OSI closes the recently announced merger transaction with Cell Pathways, Inc., which is dependent upon the approval of Cell Pathways' shareholders, OSI estimates total fiscal year 2003 revenues to be approximately $30 million and total fiscal year 2004 revenues to be approximately $60 million, excluding any potential sales revenue from Tarceva(TM). OSI estimates that, following consummation of both the Novantrone(R) transaction and the Cell Pathways merger, its fiscal year 2004 cash burn will decrease to less than $100 million, excluding any potential sales revenue from Tarceva(TM). OSI also estimates its fiscal year 2003 ending cash to be approximately $250 million. OSI models that the two transactions (i.e., Novantrone(R) and the Cell Pathways merger) will have a modestly positive impact on its stated corporate goal of profitability within 18-24 months of the Tarceva(TM) launch.

                                 NEWS RELEASE

        (OSI LOGO)                                      (SERONO LOGO)





Contact:        OSI Pharmaceuticals, Inc.     Burns McClellan (representing OSI)
                Kathy Galante                 Jonathan Nuggent (investors)
                Director                      Kathy Jones, Ph.D. (media)
                Investor & Public Relations   (212) 213-0006
                (631) 962-2000


                Serono in Geneva, Switzerland Serono, Inc., Rockland, MA
                Media Relations:              Media Relations: Tel:781-681-2340
                Tel: 41-22-739-36-00          Fax: 781-681-2935
                Fax:  41-22-739-30-85         http://www.seronousa.com
                http://www.serono.com         Investor Relations:
                Investor Relations:           Tel: 781-681-2552
                Tel: 41-22-739-36-01          Fax: 781-681-2912
                Fax: 41-22-739-30-22
                Reuters: SEOZ.VX/SRA.N
                Bloomberg: SEO VX/SRA US


            SERONO AND OSI PHARMACEUTICALS ANNOUNCE AGREEMENT FOR
                    OSI TO MARKET NOVANTRONE(R) IN ONCOLOGY

MELVILLE, NEW YORK and GENEVA, SWITZERLAND - March 12, 2003 -- OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) and Serono S.A. (virt-x: SEO and NYSE:
SRA) announced today that they have entered into an agreement by which OSI will market and promote the drug Novantrone(R) (mitoxantrone concentrate for injection) for the approved oncology indications in the United States. In consideration for these exclusive rights, OSI will pay Serono initial fees totaling $55 million plus maintenance fees in return for commissions on net sales in oncology. To support Novantrone(R), OSI intends to build commercial operations which will include a sales force and an associated marketing and sales management infrastructure.

Novantrone(R) is approved by the U.S. Food and Drug Administration for the treatment of acute nonlymphocytic leukemia (ANLL), which includes myelogenous, promyelocytic, monocytic and erythroid acute leukemias, and the relief of pain associated with advanced hormone-refractory prostate cancer (HRPC). The drug is also approved for certain advanced forms of multiple sclerosis (MS). Serono will continue to be responsible for the marketing of the multiple sclerosis indication for Novantrone(R) and book all U.S. sales in all indications. Total sales of Novantrone(R) in 2002, were approximately $80 million. Serono acquired from Amgen the U.S. rights to Novantrone(R) for both MS and oncology in December 2002.

"Gaining access to a high-quality, marketed oncology product to both build a revenue base and allow us to seed a commercial organization has been a key corporate goal over the last two years," stated Colin Goddard, Ph.D., Chief Executive Officer of OSI Pharmaceuticals. "We see Novantrone(R) as a well-established therapeutic product in oncology of about the right size that became available at the right time, and we have moved aggressively to secure this opportunity. We believe our new relationship with Serono represents a win-win for both parties. Further, we believe this deal, coupled with our recently announced intention to acquire Cell Pathways' pro-apoptotic pipeline and the marketed oncology-care product Gelclair(TM), represent major steps forward in continuing to build a high-quality oncology organization."

"We have found an excellent partner in OSI, who have a significant commitment to developing a commercial presence in the field of oncology," said Ernesto Bertarelli, Serono's Chief Executive Officer. "This agreement enables Serono to focus on Novantrone(R) in our specialist area of multiple sclerosis, while ensuring that the product continues to be well supported in its oncology indications."

Novantrone(R) is a synthetic antineoplastic anthracenedione used intravenously as an anti-cancer agent. The product was approved by the FDA in 1987 for ANLL and in 1996 for the relief of pain associated with HRPC. It was registered for MS indications in October 2000. It is a DNA-reactive agent that intercalates into DNA through hydrogen bonding, causing crosslinks and strand breaks. Novantrone(R) also interferes with RNA and is a potent inhibitor of topoisomerase II, an enzyme responsible for uncoiling and repairing damaged DNA.

Conference Call Information
---------------------------
OSI will host a conference call today, March 12th, at 10:00A.M. Eastern Time. To access the live call or the seven-day archive via the Internet, log on to www.osip.com. Please connect to OSI's website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to view the webcast. Alternatively, please call 1-800-388-8975 (U.S.) or 1-973-694-2225 (international) to listen to the call. Telephone replay is available approximately two hours after the call through March 19, 2003. To access the replay, please call 1-800-428-6051(U.S.) or 1-973-709-2089
(international).  The conference ID number is 287199.

About OSI
---------
OSI Pharmaceuticals, Inc. is a leading biotechnology company focused on the discovery, development and commercialization of high-quality, next-generation oncology products that both extend and improve the quality-of-life for cancer patients worldwide. OSI has a balanced pipeline of oncology drug candidates that includes both next-generation cytotoxic agents and novel mechanism-based, gene-targeted therapeutics. OSI's most advanced drug candidate, Tarceva(TM) (erlotinib HCl), a small-molecule inhibitor of the EGFR gene, is currently in Phase III clinical trials for lung and pancreatic cancers.

About Serono
------------
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R) /Ovitrelle(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. Serono's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

In 2002, Serono achieved worldwide revenues of US $1.546 billion, and a net income of US $321 million, making it the third largest biotech company in the world. Serono operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the impact of acquisitions and divestitures on the synergies of OSI's programs, the success of research and development activities and of pre-clinical development thereof, the completion of clinical trials, the FDA review process and other governmental regulation, pharmaceutical collaborators' ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third party reimbursement, and other factors described in OSI Pharmaceuticals' filings with the Securities and Exchange Commission.

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                     ###


Information About the Merger and Where to Find It
-------------------------------------------------

OSI has filed a registration statement on Form S-4 containing a proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission concerning the proposed merger transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by OSI at the SEC's web site at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by OSI free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000.

OSI, Cell Pathways, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Cell Pathways with respect to the transactions contemplated by the merger agreement. A description of any interests that OSI's or Cell Pathways' directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus.

This document is not an offer to purchase shares of Cell Pathways, nor is it an offer to sell shares of OSI's common stock, which may be issued in any proposed merger with Cell Pathways. Any issuance of OSI common stock in any proposed merger with Cell Pathways must be registered under the Securities Act of 1933, as amended, and such OSI common stock would be offered only by means of a prospectus complying with such act.